Exhibit 99.1

Americas Gold and Silver Corporation Provides Q2-2023 Production Results; Attributable Silver Production Increased by 92% Year-over-year

TORONTO--(BUSINESS WIRE)--July 17, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide its Q2-2023 production results.

  Q2-2023 consolidated attributable silver production increased by 92% year-over-year and 15% quarter-over-quarter totalling approximately 0.57 million ounces compared with approximately 0.30 million ounces in Q2-2022 and 0.50 million ounces in Q1-2023.
  Consolidated attributable silver equivalent1 production in Q2-2023 was approximately 1.3 million ounces compared with approximately 1.2 million ounces in Q1-2023 and 1.3 million ounces in Q2-2022.
  Production guidance for 2023 remains unchanged with consolidated attributable silver production expected to range between 2.2 and 2.6 million ounces and consolidated attributable silver equivalent production expected to range between 5.5 and 6.0 million ounces.
  The Company successfully installed the Galena Hoist which is now operational as of the end of Q2-2023 with only shaft repair remaining before final certification can be obtained.
  In early July, the Company closed the second tranche of the senior secured convertible debenture for a total of C$8.0 million. In addition, certain members of the Company’s board and management invested a total of C$550,000 in a private placement for common shares of the Company.

“The Company continued the strong momentum from Q1-2023 and delivered another solid production quarter in Q2-2023, resulting in a significant increase in silver production quarter-over-quarter and year-over-year. Production in the second half of the year is expected to be higher than the first half of the year,” stated Americas President and CEO Darren Blasutti. “The Galena Hoist was successfully installed by the end of the quarter with only shaft repair remaining on a part of the shaft. The Galena Hoist is expected to positively impact the Galena Complex operations for many years to come.”

Consolidated Attributable Production*

	Q2-2023	Q1-2023	% Increase (Q-over-Q)	Q1-2022	% Increase (Decrease) (Y-over-Y)
Silver Production (ounces)	0.57 Moz	0.50 Moz	15%	0.30 Moz	92%
Zinc Production (million pounds)	9.6 Mlbs	7.2 Mlbs	33%	9.9 Mlbs	(4%)
Lead Production (million pounds)	5.9 Mlbs	5.5 Mlbs	6%	6.4 Mlbs	(9%)
Silver Equivalent Production (ounces)	1.3 Moz	1.2 Moz	7%	1.3 Moz	(6%)

* Silver equivalent ounces for Q2-2023, Q1-2023 and Q2-2022 were calculated based on silver, zinc and lead realized prices during each respective period throughout this press release.

The Cosalá Operations produced approximately 335,000 ounces of silver, 3.2 million pounds of lead and 9.6 million pounds of zinc in Q2-2023, compared to approximately 128,000 ounces of silver, 3.9 million pounds of lead and 9.9 million pounds of zinc in Q2-2022, benefitting from more production from the higher-grade silver areas in the Upper Zone of the San Rafael mine.

Attributable production from the 60% owned Galena Complex was approximately 238,000 ounces of silver and 2.7 million pounds of lead in Q2-2023, compared to approximately 171,000 ounces of silver and 2.5 million pounds of lead in Q2-2022. Much of the increase in silver production comes from the 3700 Level silver-copper areas which drove total silver grade processed above 400 g/t during the quarter. Also, during the quarter, the Company successfully installed the Galena Hoist which is now operational. The Company is focused on finishing the remaining shaft repair work, which is not expected to impact production guidance for the Galena Complex in 2023.

The Company’s production guidance for 2023 remains unchanged with attributable consolidated silver equivalent production expected to range between 5.5 and 6.0 million ounces and attributable consolidated silver production forecast between 2.2 and 2.6 million ounces.

Convertible Financing

After the end of Q2-2023, the Company closed the second tranche C$5.0 million of its previously announced C$8.0 million senior secured convertible debenture financing. In addition to the senior secured convertible debenture, certain members of the Company’s board and management invested in a private placement for common shares of the Company for a total of C$550,000.

The proceeds were raised to finalize construction of the Galena Hoist and for general working capital purposes.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the Galena Hoist project and the expected operational and production results therefrom, including the anticipated improvements to the cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex following completion; and mining and processing operations at the Cosalá Operations continuing, including expected production levels and the continuity of legal access for employees and contractors; . Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID 19 pandemic, no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the Galena Hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena Hoist project on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas , these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic, including the emergence of new strains and/or the resurgence of COVID-19, actions that have been and may be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

1 Silver equivalent ounces for the 2023 guidance references were calculated based on $22.00/oz silver, $1.00/lb lead and $1.45/lb zinc throughout this press release. Silver equivalent ounces for production in Q2-2023, Q1-2023 and Q2-2022 were calculated based on silver, zinc and lead realized prices during the period throughout this press release.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503